June 3, 2015
Via E-mail

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention: John Cash

Re:            Sichuan Leaders Petrochemical Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 20, 2015
Form 10-Q for the Fiscal Quarter Ended March 31, 2015
Filed April 28, 2015
File No. 0-54820

Ladies and Gentlemen:

Sichuan Leaders Petrochemical Company (the "Company") acknowledges the comments by the staff of the Division of Corporation Finance to the Company's Form 10-Q for the Fiscal Quarter Ended March 31, 2015 which was initially filed with the Securities and Exchange Commission on April 28, 2015 (the "Initial Filing").

The Company submits the following responses to the staff's comments on the Initial Filing contained in the staff's comment letter dated May 20, 2015.

Form 10-Q for the Fiscal Quarter Ended March 31, 2015

Certifications

1.	We note that:

•	In paragraph 4d of Exhibit 31 you refer to "the period covered by this annual report…" Please revise this to say, "the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" as provided by Item 601(b)(31) of Regulation S-K.

Response:

The Company has revised paragraph 4d of Exhibit 31 to say "the registrant's most recent  fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" as  provided by Item 601(b)(31) of Regulation S-K.

•	Both Section 302 and 906 certifications are dated April 28, 2014.

Response:

The Company has revised both Section 302 and 906 certifications to include the current  date.

United States Securities and Exchange Commission
June 2, 2015

The Company has revised the applicable certifications, as appropriate, and has filed a full amendment to the Initial Filing to reflect the items addressed in the staff's comment letter.  Enclosed please find a copy of Amendment No. 1 to the Company's Initial Filing, which includes currently dated certifications that refer to the amended Initial Filing.

The Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments concerning this filing or these responses, please do not hesitate to call us at (941) 907-6889.
SICHUAN LEADERS PETROCHEMICAL COMPANY

By:     /s/ Andy Z. Fan
Printed Name: Andy Z. Fan
Title:  Principal Executive Officer
Date:  June 2, 2015